HeartFoods Group, PBC

A Delaware Public Benefit Corporation

Financial Statements and Independent Auditor's report
December 31, 2020

HeartFoods Group, PBC

Table of Contents

Jessica Eller
Certified Public Accountant

To the Board of Directors of
HeartFoods Group, PBC
Bellingham, WA

Independent Auditor's Report

Opinion

We have audited the accompanying balance sheets of HeartFoods Group, PBC as of December 31,2020, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended, and the related notes to the financial statements. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of HeartFoods Group, PBC as of December 31, 2020, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Immersed Inc. ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Immersed Inc.'s internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Immersed Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Jessica Eller MD CPA 43887

Jessica Eller, CPA
Annapolis, Maryland
September 16, 2021

Jessica Eller, CPA
1125 West Street Suite 200 #301, Annapolis, MD 21401
Phone/Fax: (410) 660-2011
Jessica@EllerCPA.com
www.MyCPAVirtually.com

HeartFoods Group, PBC

Balance Sheet
As of December 31, 2020

ASSETS	2020	LIABILITIES AND OWNER'S EQUITY	2020
CURRENT ASSETS		**CURRENT LIABILITIES**	
Cash	$1,500	Accounts Payable	$0
Accounts Receivable	$0	Short-Term Loans	$6,524
Inventory	$0	Income Taxes Payable	$0
Prepaid Expenses	$0	Accrued Salaries and Wages	$0
Short-Term Investments	$0	Unearned Revenue	
Total Current Assets	$1,500	Current Portion of Long-Term Debt	
FIXED (LONG-TERM) ASSETS		Total Current Liabilities	$6,524
Long-Term Investments	$0	**LONG-TERM LIABILITIES**	
Property, Plant, and Equipment	$0	Long-Term Debt	$0
(Less Accumulated Depreciation)	$0	Deferred Income Tax	$0
Intangible Assets	$6,524	Other	$0
Total Fixed Assets	$0	Total Long-Term Liabilities	$0
OTHER ASSETS		**OWNER'S EQUITY**	
Deferred Income Tax	$0	Capital Contribution **Note 1	$1,380
Escrow	$0	Retained Earnings	$0
Other	$0	Common Stock	$120
Total Other Assets	$0	Total Owner's Equity	$1,500
Total Assets	**$8,024**	**Total Liabilities and Owner's Equity**	**$8,024**

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

HeartFoods Group, PBC

Statement of Operations

For the Period September 30, 2020 – December 31, 2020

Income

Sales	$0
Other Income	$0
Total Income	$0

Expenses

Expenses	$0
Total Expenses	$0

Profit / (Loss)	**$0**

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

HeartFoods Group, PBC

Statement of Changes in Stockholders' Equity

For Period Ending 12/31/20

	Common Stock				
	Number of Shares	Amount	Additional Paid-In Capital	Net Profit/(Loss)	Total Stockholders' Equity
Balance at December 31, 2019	-				
Issuance of common stock	12,000,000	$ 120	$ 1,380	$ -	$ 1,500
Balance at December 31, 2020	12,000,000	$ 120	$ 1,380	$ -	$ 1,500

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

HeartFoods Group, PBC

Statement of Cash Flows

For period September 30, 2020 – December 31, 2020

Cash at Beginning of Year	$0
Operations	
Cash receipts from customers	$0
Cash paid for	
Expenses	$0
Net Cash Flow from Operations	**$0**
Investing Activities	
Cash receipts from	
Sale of property and equipment	$0
Collection of principals on loans	$0
Sale of investment securities	$0
Cash paid for	
Purchase of property and equipment	$0
Start-Up Expenses	$(6,524)
Purchase of investment securities	$0
Net Cash Flow from Investing Activities	**$(6,524)**
Financing Activities	
Cash receipts from	
Sale of Common Stock	$120
Capital Contributions	$1,380
Borrowing	$6,524
Cash paid for	
Repurchase of stock (treasury stock)	$0
Repayment of loans	$0
Dividends	$0
Net Cash Flow from Financing Activities	**$8,054**
Net Increase in Cash	**$1,500**
Cash at End of Year	$1,500

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

HeartFoods Group, PBC

Notes to Financial Statements

As of December 31, 2020

Note 1: Nature of Operations

HeartFoods Group, PBC DBA HeartFoods Group, Inc. ("the Company") was incorporated as a Public Benefit Corporation on October 29, 2020 under the laws of the State of Delaware.

The Company is offers fresh organic foods grown indoors year-round using recycled nutrients, carbon, water, and energy from local food wastes.

Note 2: Summary of Significant Accounting Policies

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, environmental threats and limited operating history. The Company has not yet produced significant revenues and has unknown impacts from the ongoing COVID-19 pandemic.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020, the Company's cash in bank balance was $1.500.00.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivables are carried at their estimated collectible amounts and are periodically evaluated for collectability based on past credit history with customers and other factors. Provisions for losses on accounts receivable are determined based on loss experience, known and inherent risk in the account balance and current economic conditions. As of December 31, 2020, there are no accounts receivable and no allowance for doubtful accounts has been recorded.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets, which is currently 5 years for equipment and 7 years for furniture and fixture.

Fair Value of Financial Instruments

The Company's financial instruments consist primarily of cash in bank and notes payable.

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

As of December 31, 2020, the carrying amounts of the Company's financial assets and liabilities reported in the balance sheets approximate their fair value.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. As of December 31, 2021 no revenue has been recognized.

Advertising Expense

Advertising expenses are expensed as incurred.

Stock Based Compensation

The Company measures all stock-based awards granted to employees and directors based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. The Company issues stock-based awards with only service-based vesting conditions and records the expense for these awards using the straight-line method. For awards with performance- based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient's payroll costs are classified or in which the award recipient's service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company- specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company's stock options has been determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances, and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2018, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. The Company adopted this new standard effective October 1, 2020.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

In October 2016, FASB issued ASU 2016-16, “Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other than Inventory”, which eliminates the exception that prohibits the recognition of current and deferred income tax effects for intra-entity transfers of assets other than inventory until the asset has been sold to an outside party. The updated guidance is effective for annual periods beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption of the update is permitted. Management believes that the adoption of ASU 2016-16 has no impact on the Company’s financial statements and disclosures.

In August 2018, the FASB issued Accounting Standards Update (ASU) 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement”, which changes the fair value measurement disclosure requirements of ASC 820. This update is effective for fiscal years beginning after December 15, 2019, and for interim periods within those fiscal years. Management does not expect the adoption of ASU 2018-13 to have a material impact on the Company’s financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the Company’s financial statements. As the new accounting pronouncements become effective, the Company will adopt those that are applicable under the circumstances.

Note 4: Debt Financing Agreements

Term Loan

Between October 1, 2020 and December 31, 2020, the Company accrued start-up expenses paid for by 2020 Engineering and therefore entered into a promissory note agreement with 2020 Engineering for $6,524 with a fixed interest rate of 0%. The loan is unsecured and is payable in one lump sum of principal by December 31, 2021. No payment has been made to this loan during the year ended December 31, 2020.

Note 5: Stockholders' Equity

Capital Structure

The Company has 12,000,000 authorized shares of common stock with par value of $0.00001 per share. As of December 31, 2020, the Company has 12,000,000 issued and outstanding common stock.

On October 29th, 2020, 12,000,000 shares of the Company's common stock were purchased by Wellspring Northwest, LLC of Bellingham, WA for $120.

Additional Paid In Capital

Wellspring Northwest, LLC, 100% owner of the Company's common stock, contributed $1,380.

Note 6: Income Taxes

Income taxes are accounted for using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of other assets and liabilities. Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, which result in taxable or deductible amounts in the future.

As of December 31, 2020, the Company had net deferred tax assets before valuation allowance of $0.

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2020 tax years remain open to examination.

Note 7: Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations. As of December 31, 2020, the Company has not reported any lawsuit or known plans of litigation by or against the Company.

Note 8: Subsequent Events

Management's Evaluation

Management has evaluated subsequent events through September 16, 2021, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in the financial statements.